EYEGATE PHARMACEUTICALS, INC.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

April 15, 2016

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention: Irene Paik

Re:	EyeGate Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed April 1, 2016

File No. 333-210557

Ladies and Gentlemen:

This letter (this “Letter”) is sent by EyeGate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated April 7, 2016 from Suzanne Hayes, Assistant Director of the SEC, regarding the Company’s Registration Statement on Form S-3, as filed with the SEC on April 1, 2016 (the “Form S-3”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Pre-Effective Amendment No. 1 to the Form S-3 with the SEC (“Amendment No. 1”), which is an updated version of the Form S-3.

Incorporation of Certain Documents by Reference, page 37

1.	We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2015; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Response of the Company:

The Company acknowledges the Staff’s Comment and intends to file its definitive proxy statement on or prior to April 29, 2016, which will include the Part III information that will be incorporated by reference into the Company’s Form 10-K for the fiscal year ended December 31, 2015. The Company will wait until such definitive proxy statement is filed prior to requesting that the Staff declare the Form S-3, as amended by Amendment No. 1, effective.

United States Securities and Exchange Commission

Division of Corporation Finance

April 15, 2016

Exhibit Index

2.	We note your indication that you may file Exhibits 4.1 and 4.2 by amendment or as exhibits to a document to be incorporated or deemed to be incorporated by reference to this registration statement. Please be advised that your indentures must be filed with the registration statement, and qualified under the Trust Indenture Act of 1939, at the time the registration statement is declared effective. Accordingly, please file the indentures as exhibits to the registration statement prior to effectiveness. For guidance, please refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939 Questions 201.02 and 201.04.

Response of the Company:

The Company acknowledges the Staff’s Comment and has filed the form of indenture for senior debt securities and the form of indenture for subordinate debt securities as Exhibit 4.1 and Exhibit 4.2, respectively, to Amendment No. 1.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 319-7593 or our attorney, J. Fraser Collin, at (617) 345-3791.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

April 15, 2016

Sincerely,

EYEGATE PHARMACEUTICALS, INC.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc:	J. Fraser Collin, Esq., Burns & Levinson LLP